FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Rousseau, Franck	2. Issuer Name and Ticker or Trading Symbol Triangle Pharmaceuticals, Inc. (VIRS)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Executive Vice President
(Last) (First) (Middle) c/o Triangle Pharmaceuticals, Inc. 4611 University Drive, 4 University Place	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/19/02
(Street) Durham, NC 27707		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Options (rights to buy)	$5.88	12/19/02		A		30,000		(1)	12/18/12	Common Stock	30,000		737,643	D

Explanation of Responses:

(1) The options vest and become exercisable as follows: 25% on the first anniversary of the date of grant, and the remaining 75% thereafter in a series of 36 equal monthly installments.

By: /s/ Rachel Mandell Rachel Mandell as Attorney-in-fact for Franck Rousseau **Signature of Reporting Person	12/20/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

POWER OF ATTORNEY

 I, Franck Rousseau, a resident of the State or Commonwealth of North

Carolina, of legal age and legally competent for all purposes, do hereby grant this

Power of Attorney to Chris A. Rallis, Andrew Finkle, Esquire and Rachel Mandell, Esquire

of Triangle Pharmaceuticals, Inc. (the "Company"), who are of legal age and who are legally competent for all purposes, and with full power of substitution so that they,

or any of them, may perform any and all acts necessary to achieve the purposes described herein below.  I expressly authorize the said attorneys-in-fact, or any of them, to execute and deliver to the Securities and Exchange Commission on my behalf and on behalf of any trust of which I am a trustee the Initial Statement of Beneficial

Ownership of Securities on Form 3, the Statement of Changes in Beneficial Ownership on

Form 4, the Annual Statement of Changes in Beneficial Ownership on Form 5 and any

amendments to said forms for securities of the Company that I or any trust of which I am a trustee now or hereafter beneficially own based on the information which I shall provide.  The authority under this Power of Attorney shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to the ownership of or transactions in securities of the Company by the undersigned or any trust of which the undersigned is a trustee, unless earlier revoked in writing.  The undersigned acknowledges that Chris A. Rallis, Andrew Finkle, Esquire, and Rachel Mandell Esquire

are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

 IN TESTIMONY WHEREOF, I hereby sign and seal this Power of Attorney in the City of Durham, before the undersigned Notary Public on this the 30th day of August, 2002.

      /s/ Franck Rousseau       [SEAL]

 I, Laura G. Bronski, a Notary Public in and for Durham County, NC, do certify that Franck Rousseau personally appeared before me and acknowledged the due execution of the foregoing Power of Attorney.

 WITNESS my hand and notarial seal, this the 30th day of August, 2002.

       /s/ Laura G. Bronski     [SEAL]

           Notary Public

My Commission Expires:

   4-22-2007